UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☐

Kabushikikaisha Nekusuto Japan Horudingusu

(Name of Subject Company)

Next Japan Holdings Company, Limited

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

J Trust Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not applicable.

(CUSIP Number of Class of Securities (if applicable))

Kei Saito

Representative Director

Next Japan Holdings Company, Limited

Houbunsha Asakusabashi Building 4F

2-1-3 Nihonbashibakurocho

Chuo-ku 103-0002, Japan

+81-3-5695-0091

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Ryoji Fukaya Manager Corporate Strategy Department J Trust Co., Ltd. Toranomon First Garden 1-7-12 Toranomon Minato-ku, Tokyo 105-0001, Japan +81-3-4330-9105	Shimpei Nakada Nishimura & Asahi Ark Mori Building 1-12-32 Akasaka Minato-ku, Tokyo 107-6029, Japan +81-3-5562-9032

Not applicable.

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this Form:

Exhibit Number	Description
99.1	Extraordinary Report of Next Japan Holdings Company, Limited Regarding the Proposed Share Exchange Filed With the Director General of the Kanto Local Finance Bureau

99.2	Notice Regarding Execution of a Share Exchange Agreement Whereby Next Japan Holdings Company, Limited will become a Wholly-owned Subsidiary of J Trust Co., Ltd.

99.3	Public Notice Regarding Share Exchange (kabushiki kokan kokoku)

Item 2.	Informational Legends

The required legend is prominently included in the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Commission on February 15, 2012.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Nobuyoshi Fujisawa
Name:	Nobuyoshi Fujisawa
Title:	Representative Director J Trust Co., Ltd.

Date:	February 15, 2012